                                                                       EXHIBIT 1


                                                                 [INTEROIL LOGO]



INTEROIL CORPORATION 1ST QUARTER 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS
MAY 16, 2005

OVERVIEW................................................................2
BUSINESS ENVIRONMENT....................................................3
   Risk Factors.........................................................3
   Forward-looking statements...........................................9
   Business Plan.......................................................10
RESULTS OF OPERATIONS..................................................10
   Upstream - Exploration and Production...............................10
   Midstream - Refining and Marketing..................................11
   Downstream - Wholesale and Retail Distribution......................13
   Corporate and consolidation.........................................14
CAPITAL RESOURCES......................................................15
   Operating Activities................................................15
   Investing Activities................................................15
   Financing Activities................................................16
LIQUIDITY..............................................................17
   Sources of Capital..................................................17
   Capital Requirements................................................18
   Contractual Obligations and Commitments.............................18
   Our Material Contracts..............................................19
   Off Balance Sheet Arrangements......................................19
SHARE CAPITAL..........................................................19
TRANSACTIONS WITH RELATED PARTIES......................................20
FINANCIAL AND DERIVATIVE INSTRUMENTS...................................21
   Foreign currency hedge contracts....................................21
   Commodity hedge contracts...........................................21
CRITICAL ACCOUNTING ESTIMATES..........................................21
NEW ACCOUNTING STANDARDS...............................................21
PUBLIC SECURITIES FILINGS..............................................22



                                                            INTEROIL CORPORATION
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                                                                 [INTEROIL LOGO]


May 16, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is prepared by management of our company with respect to its financial performance for the periods covered by the financial statements, along with an analysis of our financial position and prospects. It should be read in conjunction with our audited annual consolidated financial statements and notes thereto. The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada and are presented in United States dollars. References to "we", "us", "our" and "InterOil" refer to InterOil Corporation and its subsidiaries.

OVERVIEW

Our operations are organized into three major business segments:

     o Exploration and Production, our upstream segment, which includes the exploration for and the future production of crude oil and/or natural gas;
     o Refining and Marketing, our midstream segment, which includes the refining of crude oil and the marketing of refined products both domestically and for export; and
     o Wholesale and Retail Distribution, our downstream segment, which includes wholesale and retail distribution of refined products in Papua New Guinea.

Summary of Quarterly Results

The following table summarizes financial information for the 1st quarter 2005 and the preceding seven quarters:

                         2005                              2004                                             2003
Quarters ended       -----------  -----------------------------------------------------   --------------------------------------
     ($)                31-Mar       31-Dec       30-Sep(1)      30-Jun        31-Mar       31-Dec         30-Sep       30-Jun
-----------------    -----------  -----------    ----------    ----------    ----------   ----------    ----------    ----------
Total Revenue        103,583,939   22,151,046    36,226,109    12,690,533       155,596      203,964        13,349        27,717
-----------------    -----------  -----------    ----------    ----------    ----------   ----------    ----------    ----------
Net Income
(Loss) before
discontinued
operations and
extraordinary
items                (10,354,477) (43,855,413)   (4,917,262)   (2,522,279)   (1,644,927)  (1,489,036)   (1,510,516)   (1,204,678)
-----------------    -----------  -----------    ----------    ----------    ----------   ----------    ----------    ----------
Net Income
(Loss) per share           (0.36)       (1.73)        (0.19)        (0.10)        (0.07)       (0.07)        (0.07)        (0.05)
-----------------    -----------  -----------    ----------    ----------    ----------   ----------    ----------    ----------
Diluted Income
(Loss) per share           (0.36)       (1.73)        (0.19)        (0.10)        (0.07)       (0.07)        (0.07)        (0.05)
-----------------    -----------  -----------    ----------    ----------    ----------   ----------    ----------    ----------

Net Income (Loss)    (10,354,477) (43,855,413)   (4,917,262)   (2,522,279)   (1,644,927)  (1,489,036)   (1,510,516)   (1,204,678)
-----------------    -----------  -----------    ----------    ----------    ----------   ----------    ----------    ----------
Net Income
(Loss) per share           (0.36)       (1.73)        (0.19)        (0.10)        (0.07)       (0.07)        (0.07)        (0.05)
-----------------    -----------  -----------    ----------    ----------    ----------   ----------    ----------    ----------
Diluted Net
Income (Loss)
per share                  (0.36)       (1.73)        (0.19)        (0.10)        (0.07)       (0.07)        (0.07)        (0.05)
-----------------    -----------  -----------    ----------    ----------    ----------   ----------    ----------    ----------

Notes
(1) It was identified in the fourth quarter 2004 that the statement of operations for the quarter ending September 30, 2004 included sales and cost of sales of our refined products sold by InterOil downstream subsidiaries during the commissioning of the refinery and this activity was adjusted to plant and equipment in the fourth quarter 2004. For comparative purposes the September 30, 2004 amounts in the table include subsequent period adjustments of revenue ($11,336,839) and cost of sales ($9,397,373). The net impact of these adjustments has increased the net loss by $1,939,466.

                                                            INTEROIL CORPORATION
                                                                    PAGE 2 OF 22
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Our refinery project generated its first operational income from refined product sales in January 2005. The refinery successfully completed performance testing on January 6, 2005 and we issued the practical completion certificate on January 31, 2005. Completion of the reliability testing signified the end of the construction and pre-operating stage of development and correspondingly the commencement of operations. The commencement of refinery operations in this quarter was not enough to generate a consolidated profit, as the refinery remains in the early stages of operations and optimization efforts continue. The first quarter of 2005 was a period of completing construction, commissioning and warranty work while beginning operations. Consolidated net loss for the three months ended March 31, 2005 was $10.4 million compared to a net loss of $1.6 million for the same period in 2004. The financial performance of the midstream business segment in the period was impacted by the unexpected disruption of refinery crude feedstock supply related to the Oil Search force majeure declaration at its Kumul terminal. This interruption of crude supply caused the refinery to suspend operations for twelve days in the period. The downstream business segment continued to be profitable in the three months ended March 31, 2005.

BUSINESS ENVIRONMENT

Risk Factors

Our financial results are significantly influenced by our business environment. Risks include, but are not limited to:

We have a limited operating history.

         We received the first revenues from the sale of products in our distribution business in April 2004. On January 31, 2005, our refinery achieved practical completion. Most of our business efforts prior to 2005 were devoted to constructing our refinery and acquiring our wholesale distribution business. Therefore, we have only limited financial results upon which you may judge our potential. We may not become profitable. In the past, we have experienced delays and other problems frequently associated with a construction project such as our refinery. We may continue to experience many of the problems, delays and expenses encountered by any early stage business, many of which are beyond our control. These include, but are not limited to, substantial delays and expenses in conducting our exploration drilling program, difficulty in obtaining financing and competition from larger and more established companies

Our refinery has not operated at full capacity for an extended period of time.

         We have completed the construction of our refinery in PNG. We began testing our refinery at its approximate nameplate capacity in November 2004. In January 2005, testing of the refinery was completed and we declared practical completion of the refinery. Our ability to continue to operate our refinery at its nameplate capacity must be considered in light of the risks inherent in, and the difficulties, costs, complications and delays frequently encountered by start-up companies. These risks include, without limitation, shortages of equipment, materials or labor; delays in delivery of equipment or materials; contractual disagreements; labor disruptions; political events; local or political opposition; accidents and unforeseen engineering, design or environmental problems. We were unable to operate our refinery for a period of twelve days in March 2005 as a result of a shortage of crude feedstocks. Such shortages may occur in the future as well. Accordingly, there can be no assurance of the future profitability of us or our refinery.

                                                            INTEROIL CORPORATION
                                                                    PAGE 3 OF 22
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Our refinery operations may not be profitable.

         Our refining operations are expected to be primarily affected by the difference or margin between the sales prices of our refined products and the costs we incur to purchase crude oil and other feedstocks. Historically, refining margins have been volatile, and we expect this volatility will exist in the future. Therefore, we will be subject to the risk that the difference between the cost to us of our crude oil supply and the price at which we can sell our refined products will not be sufficient for the profitable operation of our company and to allow us to service our indebtedness. We cannot control the prices at which our feedstocks will be purchased or at which refined petroleum products can be sold.

We may not be successful in our exploration for oil.

         We currently do not have any oil or gas reserves that are deemed proved, probable or possible pursuant to National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. We have drilled one exploration well, suspended the drilling of two exploration wells and one exploration/appraisal well, and have plans to drill at least 8 additional exploration wells in PNG during the next several years. We cannot be certain that the exploration wells we drill will be productive or that we will recover all or any portion of the costs to drill these wells. Because of the high cost, topography and subsurface characteristics of the areas we are exploring, we have limited seismic or other geoscience data to assist us in identifying drilling objectives. The lack of this data makes our exploration activities more risky than would be the case if such information were available.

         In addition, our exploration and development plans may be curtailed, delayed or cancelled as a result of lack of adequate capital and other factors, such as weather, compliance with governmental regulations, mechanical difficulties, materials shortages, delays in the delivery of equipment, success or failure of activities in similar areas, current and forecasted prices for oil and changes in the estimates of costs to complete the projects. We will continue to gather information about our exploration projects, and it is possible that additional information may cause us to alter our schedule or determine that a project should not be pursued at all. You should understand that our plans regarding our projects are subject to change.

Our investments in PNG are subject to political, legal and economic risks.

         Our investments in PNG involve risks typically associated with investments in developing countries, such as uncertain political, economic, legal and tax environments; expropriation and nationalization of assets; the risks of war, expropriation, nationalization, renegotiation or nullification of existing contracts; taxation policies; foreign exchange restrictions; international monetary fluctuations; currency controls and foreign governmental regulations that favor or require the awarding of service contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

         Political conditions have at times been unstable in PNG. We attempt to conduct our business in such a manner that political and economic events of this nature will have minimal effects on our operations. In addition, we believe that oil exploration and refinery operations are in the long term best interests of PNG and that we will continue to have the support of the current government. Notwithstanding the current support, our ability to conduct operations or exploration and development activities is subject to changes in government regulations or shifts in political attitudes over which we have no control. There can be no assurance that we have adequate protection against any or all of the risks described above.

                                                            INTEROIL CORPORATION
                                                                    PAGE 4 OF 22
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         In addition, if a dispute arises with respect to our PNG operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons, especially foreign oil ministries and national oil companies, to the jurisdiction of Canada or the United States.

We may not be able to market all of our refinery's output.

         The Project Agreement described under "Material Contracts" gives us certain rights to supply the domestic market in PNG with refined products. We have entered into domestic sales contracts with the major distributors in PNG under which they will purchase refined products for distribution in PNG exclusively from us. We have estimated that between 50% and 60% of the refinery's net output will be used to supply the PNG market. We will market the balance of the refinery's output in nearby regional markets. We have signed three-year export contracts with Shell. While we will sell refined products through our domestic retail network and other distributors, these agreements are the only commercial agreements for the purchase of our refined products for export. We can give no assurances that we will be able to market the refinery's output to these nearby regional markets and we may be unable to market all of the refinery's output we produce. If our relationship with Shell were to terminate for any reason, we cannot assure you that we will be able to enter into other commercial agreements for the export of our refinery's output. In addition, early termination of the Shell agreements could have a material adverse effect on our results of operations and financial condition.

         Further, our Project Agreement with the PNG government provides that if there is more than one refinery operating in PNG during the term of the Project Agreement, the right to supply the domestic market will be shared by the refineries in proportion to their refining capacities. Therefore, if one or more additional refineries are built in PNG, our share of the domestic market will be diminished.

We may not be able to obtain crude feedstocks for our refinery.

         The Project Agreement requires the government of PNG to take action to ensure that domestic crude oil producers sell us their PNG domestic crude production for use in our refinery and that refined products for domestic PNG use will be purchased from us at the IPP. However, our agreement with BP Singapore is our only commercial agreement for the delivery of crude feedstock. The BP agreement expires on June 14, 2009. If our relationship with BP were to terminate for any reason, we cannot assure you that we will be able to enter into other commercial agreements to supply adequate feedstock to our refinery. In addition, early termination of the BP agreement could have a material adverse effect on our results of operations and financial condition.

         PNG crude oil production rates are expected to satisfy the refinery's requirements for at least five years after commercial start-up. Alternative crude oils that are suitable for use as project feedstock are available in the nearby region. However, crude oil sourced from outside PNG may be more expensive than domestic crude oil and may reduce our gross profit margins. Alternatively, imported crude oil may be selected to alter the refinery product mix in response to changing market conditions.

         It is also possible that PNG domestic crude deliveries to our refinery may be delayed or curtailed because of conditions such as weather, accidents and other unexpected events. For example, in March 2005 our scheduled deliveries of domestic crude oil in PNG were delayed because of the notification of force majeure by the supplier of the domestic PNG crude, Kutubu Blend, out of the Kumul Terminal in the Gulf of Papua. We were required to suspend operations at

                                                            INTEROIL CORPORATION
                                                                    PAGE 5 OF 22
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our refinery for 12 days while we arranged for alternate crude oil supplies.
Similar supply interruptions could occur in the future.

We may not be able to obtain all of the licenses necessary to operate our business.

         Our operations require licenses and permits from various governmental authorities to drill wells, operate the refinery and market our refined products. We believe that we hold, or will hold, all necessary licenses and permits under applicable laws and regulations for our operations in PNG and believe we will be able to comply in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that we will be able to obtain or maintain all necessary licenses and permits that may be required to commission our oil refinery facilities or to maintain continued operations that economically justify the cost.

Our refinery, which is our principal asset, will be subject to operating risks, not all of which are insured.

         Our principal asset is our refinery in PNG. Because we own only one refinery, an investment in our common shares may be may be more risky than an investment in a company that owns several refineries. Our refining operations will be subject to various hazards common to the industry, including explosions, fires, toxic emissions, maritime hazards and uncontrollable flows of oil and gas. In addition, our refining operations are subject to hazards of loss from earthquakes, tsunamis and severe weather conditions. As protection against operating hazards, we maintain insurance coverage against some, but not all of such potential losses. We may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. In addition, losses may exceed coverage limits. As a result of market conditions, premiums and deductibles for certain types of insurance policies for refiners have increased substantially and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, insurance carriers now require broad exclusions for losses due to risk of war and terrorist acts. If any of these risks were to occur with respect to our refinery, because it is our principal asset, it would have a material adverse effect on our revenues and financial condition.

The exploration and production, and the refining and distribution businesses are competitive.

         We operate in the highly competitive areas of oil exploration and production, and refining and distribution of refined products. A number of our competitors have much greater financial and other resources than we possess. Such competitors have a greater ability to bear the economic risks inherent in all phases of the industry.

         In our exploration and production business, the availability of alternate fuel sources, the costs of our drilling program, the development of transportation systems to bring future production to the market and transportation costs of oil are factors that affect our ability to compete in the marketplace.

         The petroleum refining and marketing industry continues to be highly competitive. Our local competitors include fully-integrated major oil companies (e.g., Shell, ExxonMobil and BP) as well as smaller refineries. These competitors may have substantially greater financial and operational resources than we do, which may provide our competitors with greater flexibility in responding to or absorbing market changes. All of our feedstocks currently are purchased from third parties, while some of our competitors have proprietary sources of crude oil to supply their refineries.

                                                            INTEROIL CORPORATION
                                                                    PAGE 6 OF 22
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         The financial returns in our refining and marketing business depend largely on refining margins and wholesale fuel margins, both of which fluctuate significantly. Refining margins are impacted by levels of refined product inventories, the balance of refined products supply and demand and availability of refined product imports into PNG. Our wholesale distribution business in PNG faces competition from major integrated oil companies as well as small independent marketers of refined products in PNG.

The volatility of oil prices could adversely affect our results of operations.

         The prices we will receive for the refined products we produce and sell are likely to be subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and a variety of additional factors beyond our control. These factors include but are not limited to the condition of the worldwide economy, the actions of the Organization of Petroleum Exporting Countries, governmental regulations, political stability in the Middle East and elsewhere and the availability of alternate fuel sources. The prices for oil will affect:

     o   our revenues, cash flows and earnings;
     o our ability to attract capital to finance our operations, and the cost of such capital;
     o   the profit or loss we incur in refining petroleum products; and
     o   the profit or loss we incur in our oil and gas exploration activities.

Operating hazards may adversely impact our oil and gas exploration activities.

         Our exploration operations are subject to risks inherent in the exploration business, such as blowouts, cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, pollution, and other environmental risks. These risks could result in substantial losses due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. Our PNG operations are subject to a variety of additional operating risks such as earthquakes, mudslides, tsunamis and other effects associated with active volcanoes, extensive rainfall or other adverse weather conditions. Our operations could result in liabilities for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs or other environmental damages. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could have a material adverse effect on our financial condition and results of operations.

You may be unable to enforce your legal rights against us.

         We are a New Brunswick, Canada corporation. Substantially all of our assets are located outside the United States. It may be difficult for investors to enforce, outside the United States, judgments against us that are obtained in the United States in any such actions, including actions predicated upon the civil liability provisions of the securities laws of the United States. In addition, most of our directors and officers are nationals or residents of countries outside of the United States, and all, or a substantial portion of, the assets of such persons are located outside the United States. As a result, it may be difficult for investors to affect service of process within the United States upon such persons or to enforce judgments against them obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States.

We may not be able to generate cash flows if we are unable to raise capital.

         We make, and will continue to make, substantial capital expenditures to explore for oil and gas, to maintain and optimize operations of our refinery and to acquire, develop and maintain our distribution network. We may need additional financing to conduct these activities. If we are

                                                            INTEROIL CORPORATION
                                                                    PAGE 7 OF 22
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unable to obtain debt or equity financing because of lower refining margins, lower oil prices, politically instability, delays, operating difficulties, construction costs, or lack of drilling success, we may be required to delay, curtail or abandon our future activities. There can be no assurance that additional debt or equity financing or cash generated by operations will be available to meet these requirements.

Our significant debt levels and our debt covenants may limit our future flexibility in obtaining additional financing and in pursuing business opportunities.

         As of March 31, 2005, we had $107 million in long-term debt, excluding current maturities. The level of our indebtedness will have important effects on our future operations, including:

     o a portion of our cash flow will be used to pay interest and principal on our debt and will not be available for other purposes;
     o our OPIC credit facility and BNP credit facility contain financial tests which we must satisfy in order to avoid a default under such credit facilities; and
     o our ability to obtain additional financing for capital expenditures and other purposes may be limited.

If we are unable to recruit and retain qualified personnel, it could have a material adverse effect on our operating results and stock price.

         Our success depends in large part on the continued services of our executive officers, our senior managers and other key personnel. The loss of these people, especially without advance notice, could have a material adverse impact on our results of operations and our stock price. It is also very important that we attract and retain highly skilled personnel, including technical personnel, to accommodate our exploration plans and to replace personnel who leave. Competition for qualified personnel can be intense, and there are a limited number of people with the requisite knowledge and experience. Under these conditions, we could be unable to recruit, train, and retain employees. If we cannot attract and retain qualified personnel, it could have a material adverse impact on our operating results and stock price.

Petroleum Independent and Exploration Corporation ("P.I.E.") can affect our ability to raise capital through the issuance of common shares or securities convertible into common shares.

         Phil E. Mulacek, founder, President and CEO of our company, controls PIE. PIE owns 433,169 of our common shares, and has a right to exchange its remaining 5,000 shares of SP InterOil, LDC on a one-for-one basis for our common shares. Our articles of amalgamation contain restrictions on our issuance of common shares or securities convertible into common shares, except with, among other things, the consent of PIE. Mr. Mulacek also controls PIE Group, LLC, which, with Commodities Trading International Corporation, have pre-emptive rights in respect of issuances of our common shares or securities convertible into common shares. Therefore, through his control of PIE and PIE Group, LLC, Mr. Mulacek or any successor to his interest in those companies can prevent us from raising capital through the issuance of common shares or securities convertible into common shares.

Changing regulation of corporate governance and public disclosure can cause additional expenses and failure to comply may adversely affect our reputation and the value of our securities.

         Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and new and changing provisions of Canadian securities laws have added substantial compliance costs to our operations. In addition to the high cost of compliance, our failure to fully satisfy these new corporate

                                                            INTEROIL CORPORATION
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governance standards may materially adversely affect our reputation and the value of our securities.

         In addition, we are currently a Canadian "foreign private issuer" as defined in U.S. securities laws. As such, we are allowed to comply with reporting and disclosure practices in Canada. Certain aspects of the Sarbanes Oxley Act have different applications to foreign private issuers and several of the corporate governance rules of the American Stock Exchange do not apply to foreign private issuers. It is possible that purchases of our shares by persons in the United States and changes in the composition or residence of our directors and executive officers could cause us to no longer be a Canadian foreign private issuer. If this were to happen, we would incur additional general and administrative costs to transition from the Canadian to the U.S. disclosure system, which costs may be material.

If we fail to comply with Section 404 of the Sarbanes-Oxley Act of 2002, our reputation and the value of our securities may be adversely affected.

         Beginning with our annual report for the year ending December 31, 2006,
Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include an internal control report of management with our annual report on Form 40-F, which is to include management's assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year. That report will also be required to include a statement that our independent auditors have issued an attestation report on management's assessment of our internal control over financial reporting.

         In order to achieve compliance with Section 404 within the prescribed period, management is in the process of adopting a detailed project work plan to assess the adequacy of our internal control over financial reporting, validate through testing that controls are functioning as documented, remediate any control weaknesses that may be identified, and implement a continuous reporting and improvement process for internal control over financial reporting. Any failure to comply with Section 404, including issuing the required management report and obtaining the attestation report on management's assessment from our independent auditors, may materially adversely affect our reputation and the value of our securities.

We have agreed to drill eight exploration wells in PNG and to pay all costs to drill these wells to their total depth.

         In February 2005, we entered into an indirect participation agreement with institutional and individual accredited investors. Under the agreement, the investors paid us $125 million, and we agreed to drill eight exploration wells in PNG. We agreed to drill the eight wells regardless of the cost incurred by us to drill the wells, and to drill a replacement well if one of the eight wells cannot be drilled to total depth. While we believe that the $125 million paid by the investors will be sufficient to pay the costs to drill the eight exploration wells, we will be required to drill the eight wells regardless of costs. If our assumptions on the costs to drill the wells are wrong, or if we encounter unforeseen operational, geological or other problems in drilling a well, we may be required to expend substantial funds to satisfy our obligations under the indirect participation agreement.

Forward-looking statements

Certain statements contained in this report are forward-looking statements as defined in the U.S. federal securities laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our plans for expanding our refinery, upstream, and downstream business, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or

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that otherwise include the words "believes", "expects", "anticipates",
"intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements. Risks and uncertainties include, but are not limited to:

     o   our lack of substantial operating history;
     o the ability of our refinery to operate at full capacity and to operate profitability;
     o   the success of our exploration activities;
     o   our ability to market refinery output;
     o   the success of our exploration program;
     o   political, legal and economic risks related to Papua New Guinea;
     o   dependence on exclusive relationships with our supplier and customers;
     o   ability to obtain necessary licenses;
     o   the impact of competition;
     o   the enforceability of your legal rights;
     o the volatility of prices for crude oil and the volatility of the difference between our purchase price of oil feedstocks and the sales price of our refined products;
     o adverse weather, explosions, fires, natural disasters and other operating risks and hazards, some of which may not be insured;
     o   the uncertainty of our ability to attract capital; and
     o covenants in our financing and other agreements that may limit our ability to engage in business activities, raise additional financing or respond to changes in markets or competition.

Important factors that could cause the actual results to differ from materially from our expectations are disclosed in more detail set forth under the heading "Risk Factors" in herein. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). All information contained herein regarding resources are references to undiscovered resources under NI 51-101, whether stated or not. See our filings with the Canadian securities regulators for additional risks and information about our business.

Business Plan

Our goal continues to be the development of a vertically-integrated energy company whose focus is PNG and the surrounding region. Our strategy is to continue oil and gas exploration in PNG, operation and marketing of refined product from our oil refinery, and the wholesale and retail distribution of refined petroleum products in PNG.

RESULTS OF OPERATIONS

Upstream - Exploration and Production

Three months ended March 31, 2005 compared with same period in 2004.

Our net loss from the upstream segment increased by $0.12 million to $0.61 million in 2005 from $0.49 million in 2004.

                                                            INTEROIL CORPORATION

The following table sets forth the results for our upstream segment for the three months ended March 31, 2005 and 2004:

UPSTREAM
---------------------------------------------------         ----          ----
Three months ended March 31 ($thousands)                    2005          2004
---------------------------------------------------         ----          ----
OPERATING RESULTS
---------------------------------------------------         ----          ----
External sales                                                --            --
---------------------------------------------------         ----          ----
Inter-segment revenue                                         --            --
---------------------------------------------------         ----          ----
TOTAL SEGMENT REVENUE                                          0             0
---------------------------------------------------         ----          ----
Cost of sales and operating expenses                          --            --
---------------------------------------------------         ----          ----
Office and administration and other expenses                 328           418
---------------------------------------------------         ----          ----
Geological and geophysical expenses                          158             6
---------------------------------------------------         ----          ----
Depreciation and amortization                                  3            10
---------------------------------------------------         ----          ----
Exploration impairment                                        --            --
---------------------------------------------------         ----          ----
Legal and professional                                       117            58
---------------------------------------------------         ----          ----
Interest expense                                               2            --
---------------------------------------------------         ----          ----
LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAXES           (608)         (492)
---------------------------------------------------         ----          ----
Income tax expenses                                           --            --
---------------------------------------------------         ----          ----
TOTAL NET INCOME (LOSS)                                     (608)         (492)
---------------------------------------------------         ----          ----

Revenues

As of March 31, 2005, we have not discovered any oil and gas reserves that are deemed to be proved, probable or possible and therefore we have not generated operational revenues from the upstream operations.

Expenses

Total expenses from our upstream segment were $0.61 million in the first quarter of 2005 compared with $0.49 million for the same period in 2004. Our 2005 expenses are primarily geological and geophysical activities related to field studies, airborne gravity and seismic.

During the first quarter contractual arrangements were finalized with Sander Geophysics of Ottawa to undertake a 3,800 mile (6,122 kilometer) AIRGRAV airborne gravity and magnetics survey. The survey will cover identified potential exploration prospects within Petroleum Prospecting Licenses (PPL's) 237 and 238. The Sander Geophysics personnel were mobilized in late March 2005 in preparation for the survey with completion targeted in the second quarter of 2005.

Final planning and preparations were also completed for phase one of the 2005 seismic program. This first phase includes a total of 65 miles (104 kilometers) of data acquisition. The seismic acquisition program commenced in April and will continue throughout 2005.

Phase two of the 2005 seismic program will begin after review of the airborne gravity and magnetics survey data. The airborne gravity data will aid in the final location of the seismic lines.

Midstream - Refining and Marketing

Three months ended March 31, 2005 compared with same period in 2004.

                                                            INTEROIL CORPORATION

Our net loss from the midstream segment increased by $8.3 million to $8.4 million in 2005 from $0.09 million in 2004.

The first quarter of 2005 was a period of completing construction, commissioning and warranty work while beginning operations. The loss is reflective of the phase of start-up operations and the impact of the force majeure situation with OilSearch.

The following table sets forth the results for our midstream segment for the three months ended March 31, 2005 and 2004:

MIDSTREAM
--------------------------------------------------      ------       ----
Three months ended March 31 ($thousands)                 2005        2004
--------------------------------------------------      ------       ----
OPERATING RESULTS
--------------------------------------------------      ------       ----
External sales                                          79,704         --
--------------------------------------------------      ------       ----
Inter-segment revenue                                   18,292         --
--------------------------------------------------      ------       ----
TOTAL SEGMENT REVENUE                                   97,996          0
--------------------------------------------------      ------       ----
Cost of sales and operating expenses                    96,978         --
--------------------------------------------------      ------       ----
Inventory revaluation                                    3,211
--------------------------------------------------      ------       ----
Office and administration and other expenses               986         68
--------------------------------------------------      ------       ----
Depreciation and amortization                            2,631          9
--------------------------------------------------      ------       ----
Legal and professional                                     282         14
--------------------------------------------------      ------       ----
Interest expense                                         2,351         --
--------------------------------------------------      ------       ----
LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAXES       (8,443)       (91)
--------------------------------------------------      ------       ----
Income tax expenses                                         --         --
--------------------------------------------------      ------       ----
TOTAL NET INCOME (LOSS)                                 (8,443)       (91)
--------------------------------------------------      ------       ----

Revenues

Our refinery project generated its first operational income from refined product sales in January 2005. The total revenue for the three months ended March 31, 2005 was $98.0 million compared with -nil- for the same period in 2004. The refinery successfully completed performance testing on January 6, 2005 and we issued the practical completion certificate on January 31, 2005. The completion of the reliability testing signified the end of the construction and pre-operating stage of development and correspondingly the commencement of operations. As of January 1, 2005, all sales of refined products begin to be accounted for as sales and operating revenues on the Consolidated Statement of Operations of which previous sales of refined products during the commissioning phase were capitalized as plant and equipment.

In the three month period ended March 31, 2005, the refinery was shutdown for a period of twelve days due to an unexpected disruption of refinery crude feedstock supply related to the Oil Search force majeure declaration at its Kumul terminal. A prompt alternative crude cargo and the procurement of a diesel cargo were sourced to assure scheduled product delivery obligations were not adversely impacted. In the period, the refinery sales were to the following markets:

Sales ($)                                 January 1, 2005 thru March 31, 2005
----------------------                    -----------------------------------
PNG Domestic Sales (1)                                 $51,468,695
----------------------                                 -----------
Export Sales                                           $46,527,772
======================                                 ===========
TOTAL                                                  $97,996,467
======================                                 ===========

Notes
-----
(1)      Includes $18,292,076 of sales to our distribution business.

                                                            INTEROIL CORPORATION

Throughout the commissioning period and in the first two months of 2005 there were several domestic refined product sales to the PNG domestic distributors, but it was not until March 9, 2005 that all of the PNG distributors started to obtain 100% of their diesel, jet/kerosene and gasoline requirements from the refinery. All of the PNG distributors have entered into a joint shipping contract under which all of the distributors lift their refined product needs on the same ship. Since the inaugural joint lifting the same ship has returned back to the refinery three times through May 6, 2005. Prior to March 9, 2005, products in excess of those distributed in PNG were exported in the nearby region along with the naphtha and low sulphur waxy residue production.

Expenses

Total expenses from our midstream segment were $106.4 million in the three months ended March 31, 2005 compared with $0.09 million for the same period in 2004. The increase in expenses is directly related to the start-up and commencement of refinery operations in January 2005. As of January 1, 2005, all expenses associated with refinery operations begin to be accounted for as expenses on the Consolidated Statement of Operations. Previous expenses during the commissioning phase were capitalized as plant and equipment. The cost of sales and operating expenses captures the cost of crude feedstock and associated delivery costs, fuel uses and losses along with refinery operating costs. The refinery shutdown in the current period along with the need to procure a prompt crude and diesel cargo related to the crude feedstock supply disruption noted above generated higher than expected costs in the period.

Commodity prices have been, and are expected to continue to be, volatile due to a number of factors beyond our control. Crude oil and refined petroleum products are valued at the lower of cost, on a first-in, first-out basis, or net realizable value. This inventory revaluation was $3.2 at March 31, 2005 compared with -nil- for the same period in 2004.

Depreciation and amortization of the refinery related assets began on a straight line basis over their useful lives at an average rate of 4% per annum on January 1, 2005. The borrowing costs captures fees and interest related to both the OPIC and BNPP loan facilities.

Downstream - Wholesale and Retail Distribution

Three months ended March 31, 2005 compared with same period in 2004.

Our downstream earnings increased to $0.26 million in 2005 from a loss of $0.03 million in 2004.

On April 28, 2004, through our wholly owned subsidiary, SPI Distribution Limited, we acquired 100% of the outstanding common shares of BP Papua New Guinea Limited which was subsequently renamed InterOil Products Limited ("IPL"). IPL is a distributor of refined petroleum products in Papua New Guinea.

                                                            INTEROIL CORPORATION

The following table sets forth the results for our downstream segment for the three months ended March 31, 2005 and 2004:

DOWNSTREAM
--------------------------------------------------------        ------      ----
Three months ended March 31 ($thousands)                         2005       2004
--------------------------------------------------------        ------      ----
OPERATING RESULTS
--------------------------------------------------------        ------      ----
External sales                                                  23,588        --
--------------------------------------------------------        ------      ----
Inter-segment revenue                                               --        --
--------------------------------------------------------        ------      ----
TOTAL SEGMENT REVENUE                                           23,588         0
--------------------------------------------------------        ------      ----
Cost of sales and operating expenses                            22,020        --
--------------------------------------------------------        ------      ----
Office and administration and other expenses                       921        23
--------------------------------------------------------        ------      ----
Depreciation and amortization                                      215        --
--------------------------------------------------------        ------      ----
Legal and professional expenses                                     18         9
--------------------------------------------------------        ------      ----
Interest expense                                                    --        --
--------------------------------------------------------        ------      ----
GAIN (LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAXES           414       (32)
--------------------------------------------------------        ------      ----
Income tax expenses                                               (159)       --
--------------------------------------------------------        ------      ----
TOTAL NET INCOME (LOSS)                                            255       (32)
--------------------------------------------------------        ------      ----

Revenues

Total revenues of our downstream segment were $23.6 million in the first quarter of 2005 compared to -nil- for the same period in 2004. Our increase in sales and operating revenue over 2004 is a result of the operations of InterOil Products Limited, a subsidiary we purchased during the year. IPL sold the following volumes of product in the three months ended March 31, 2005:

         Sales volumes (liters)             January 1, 2005 thru March 31, 2005
         ----------------------             -----------------------------------
         Diesel                                                      32,871,167
         ----------------------                                      ----------
         Fuel oil                                                     9,018,708
         ----------------------                                      ----------
         Gasoline                                                     5,239,658
         ----------------------                                      ----------
         DPK                                                          3,492,920
         ----------------------                                      ----------
         Lubricants                                                     342,634
         ======================                                      ==========
         TOTAL                                                       50,965,087
         ======================                                      ==========

Expenses

The increase in expenses over 2004 is a result of the operations of InterOil Products Limited, a subsidiary purchased on April 28, 2004. The cost of sales and operating expenses is derived from either importing or purchasing products from our refinery for wholesale distribution in PNG. Our refinery supplies 100% of IPL's diesel, gasoline and DPK requirements. IPL will continue to import its fuel oil and lubricant products as these products are not produced by our refinery.

Corporate and consolidation

Three months ended March 31, 2005 compared with same period in 2004.

Three months ended March 31 ($thousands)                                2005          2004
----------------------------------------------------------------      -------       -------
External sales - elimination                                              (26)           --
----------------------------------------------------------------      -------       -------
Inter-segment revenue elimination (1)                                 (18,292)           --
----------------------------------------------------------------      -------       -------
Interest revenue                                                          168            51
----------------------------------------------------------------      -------       -------
Other unallocated revenue                                                 149           104
----------------------------------------------------------------      -------       -------
TOTAL SEGMENT REVENUE                                                 (18,001)          155
----------------------------------------------------------------      -------       -------
Cost of sales and operating expenses elimination (1)                  (18,195)           --
----------------------------------------------------------------      -------       -------
Office and administration and other expenses                              588           646
----------------------------------------------------------------      -------       -------
Depreciation and amortization                                              17            27
----------------------------------------------------------------      -------       -------
Legal and professional expenses                                           859           511
----------------------------------------------------------------      -------       -------
Interest expense                                                          194             2
----------------------------------------------------------------      -------       -------
LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAXES                      (1,464)       (1,031)
----------------------------------------------------------------      -------       -------
Income tax expenses                                                       (13)           --
----------------------------------------------------------------      -------       -------
Non controlling interest                                                  (81)           --
----------------------------------------------------------------      -------       -------
TOTAL NET INCOME (LOSS)                                                (1,558)       (1,031)
----------------------------------------------------------------      -------       -------

Notes

(1) Elimination upon consolidation of our refinery sales to our downstream business.
                                                            INTEROIL CORPORATION

Expenses

Our total corporate office and administration and other expenses were $1.6 million in the three months ended March 31, 2005 compared to $1.0 million for the same period in 2004. The $0.53 million increase was due to:

    o an increase in legal and professional services related to financing activities;
    o   an increase in costs for year-end 2004 audit related fees; and
    o   higher administrative expenses.

CAPITAL RESOURCES

Operating Activities

In the first quarter of 2005, cash used by our operating activities was $16.3 million compared with $1.8 million in the first quarter of 2004. The refinery operations commenced on January 1, 2005 whereas previous refinery commissioning activities were captured within investing activities under expenditure on plant and equipment. The refinery loss for the 1st quarter 2005 and the repayments of the working capital facility were the primary uses of cash in the period.

Investing Activities

In the first quarter of 2005, cash used in investing activities amounted to $17.4 million in 2005 compared with $0.75 million in the first quarter of 2004. This increase is mainly due to us paying BP in March 2005 for the acquisition of InterOil Products Limited.

Upstream Capital Expenditures

In the first quarter of 2005 we increased our activities in our upstream segment. On January 10, 2005, we announced that our first exploration well of 2005 would be located on the Black Bass exploration prospect in Petroleum Prospecting License ("PPL") 236. This prospect is located approximately 100 miles (160 kilometers) northwest of Port Moresby and is accessible by road. We believe that if we discover oil or gas on this license, the proximity to Port Moresby means that it will lower our development costs and provide cash flow from early production. The prospect location allows the ability to build a pipeline to the Port Moresby area, including our refinery and other potential end-users such as electrical power generation facilities. The primary target is a limestone reef which was identified by a recently conducted seismic survey. The depth of this reef is estimated to be 3,937 feet (1,200m).

During the first quarter of 2005 our main focus was in preparing the Black Bass prospect for drilling. Site preparations, construction of offices and living quarters, and road access were well advanced by the end of this period. The drill rig was then transported in mid-April to the rig site and drilling commenced on April 26, 2005.

Additional expenditures in the first quarter were related to the procurement of a special purpose built heli-portable double drilling rig that is expected to arrive early in the third quarter 2005.

                                                            INTEROIL CORPORATION

Midstream Capital Expenditures

Capital expenditures for the refinery were minimal in the first quarter 2005 due to the refinery starting commercial operations on January 1, 2005.

Downstream Capital Expenditures

In the first quarter of 2005, $12.1 million was paid BP for the acquisition of InterOil Products Limited. The adjusted purchase price was $13.3 million, which includes a service agreement for $1.0 million related to the purchase. A deposit of $1.0 million of the purchase price had been previously paid. The remaining $12.3 million (discounted amount $12.1 million) was paid on March 1, 2005. The remaining $1.0 million (the service agreement) was paid on April 1, 2005.

Financing Activities

Cash generated from financing activities was $121.4 million in the first quarter of 2005 compared to $3.1 million in the first quarter of 2004.

CASH FLOWS FROM FINANCING ACTIVITIES
-----------------------------------------------------------------          -------------
Three months ended March 31,                                                    2005
-----------------------------------------------------------------          -------------
Proceeds from unsecured loan (1)                                             20,000,000
-----------------------------------------------------------------          -------------
Proceeds from indirect participation interest (2)                           104,087,389
-----------------------------------------------------------------          -------------
Repayments to related party (3)                                                (422,500)
-----------------------------------------------------------------          -------------
Proceeds from issue of common shares - stock options (4)                      1,480,130
-----------------------------------------------------------------          -------------
Proceeds from issue of common shares - warrants (5)                             419,971
-----------------------------------------------------------------          -------------
Cash held as security for working capital facility (6)                       (4,133,224)
-----------------------------------------------------------------          -------------
TOTAL                                                                       121,431,766
-----------------------------------------------------------------          -------------

Notes
(1) On January 28, 2005, we obtained a $20,000,000 Term Loan Facility from Clarion Finanz AG of which a tranche of $10,000,000 was received on January 31, 2005 and the balance of $10,000,000 was received on February 25, 2005. The loan has an interest rate equal to 5% per annum payable quarterly in arrears, and includes a 1% arrangement fee of the face amount. The term of the loan is fifteen months from the disbursement dates, and is repayable at any time prior to expiry with no penalty.

(2) Prior to December 31, 2004, we received deposits of $13,749,852 toward an additional indirect participation interest and a further $111,899,889 (net of fees $104,087,389) in 2005. The interest is subject to the terms of the agreement dated February 25, 2005 between us and certain investors under which all or part of the $125 million indirect participation interest may be converted into our common shares between June 15, 2006 and the later of 90 days after the drilling of the eighth exploration well and December 15, 2006 at a price of $37.50. Should the conversion to shares not be elected, the indirect participation interest in the drilling program will be maintained and distributions will be paid in accordance with the agreements.

(3) Amounts due to related parties of $633,751 (Dec 2004 - $1,056,251, March 2004 - $1,267,501) represents monies owed for barges owned by SPI E&P Corporation to PIE which acts as a sponsor of our refinery project. PIE is controlled by an officer and director of InterOil. During the period, $422,500 of the loan to PIE was repaid. The loan has interest charged at a rate of 5.75% (December 2004 - 5.75%), per annum on a facility provided by Wells Fargo Inc.

(4) During the first quarter of 2005, we received $1,480,130 from the exercise of stock options.

(5) During the first quarter of 2005, we received $419,971 from the exercise of warrants.

(6) During the first quarter of 2005, an amount of $4,133,224 was deposited at BNP Paribas (Singapore branch) in support of the working capital credit facility. This financing facility supports our ongoing procurement of crude oil for our refinery and includes related hedging transactions.

                                                            INTEROIL CORPORATION

LIQUIDITY

Sources of Capital

Upstream

In February 2005, we entered into an agreement with institutional and accredited investors in which the investors paid us $125 million and we agreed to drill eight exploration wells in PNG. If any of these wells discovers oil or gas in commercial quantities, the investors will have the right to participate in the development of the field discovered if the investor pays its share of the costs of development. In the aggregate, the investors would have the right to participate in 25% of the costs and revenues of any field discovered by an exploration well. In addition, between June 15, 2006 and the later of 90 days after the drilling of the eighth exploration well and December 15, 2006, each investor may elect to convert its interest under the agreement into our common shares. An investor's interest, or any portion thereof, may be converted into a number of common shares equal to the amount paid by the investor for its interest divided by $37.50. If all of the investors converted their entire indirect participation interest into common shares, we would be obligated to issue 3,333,334 common shares.

Midstream

In 2004, InterOil obtained a working capital credit facility with BNP Paribas (Singapore branch) with a maximum availability of $100,000,000. This financing facility supports the ongoing procurement of crude oil for the refinery and includes related hedging transactions. The facility comprises a base facility to accommodate the issuance of letters of credit followed by secured loans in the form of short term advances. In addition to the base facility, the agreement offers both a cash secured short term facility and a discounting facility on specific monetary receivables. The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables.

The facility bears interest at LIBOR + 2.5% on the short term advances. During the three months ended March 31, 2005 the weighted average interest rate was 5.23% (December 31, 2004 - 4.36%).

At March 31, 2005, $3,145,325 (December 31, 2004 - $9,479,459) of the total facility remained available for use. At March 31, 2005, we had outstanding one letter of credit in the amount of $34 million relating to undelivered crude feedstock and one letter of credit in the amount of $36 million which relates to delivered crude feedstock and is shown as a current liability in accounts payable.

Downstream

Our downstream working capital and capital programs are funded by cash provided through operating activities.

Corporate

On January 28, 2005, we obtained a $20 million Term Loan Facility from Clarion Finanz AG of which a tranche of $10 million was received on January 31, 2005 and the balance of $10 million was received on February 25, 2005. The loan has an interest rate equal to 5% per annum payable quarterly in arrears, and includes a 1% arrangement fee of the face amount. The term of the loan is fifteen months from the disbursement dates, and is repayable at any time prior to expiry with no

                                                            INTEROIL CORPORATION
penalty. In addition, we have provided to Clarion Finanz AG an irrevocable right to participate in our next equity financing for an amount of up to $40 million.

Capital Requirements

Upstream

We are obligated under our agreement with indirect participation holders to drill eight exploration wells. We expect to drill these eight wells through year-end 2006 and we believe that the $125 million raised from the investors is sufficient to meet these obligation.

Midstream

We completed construction on our refinery and obtained practical completion on January 31, 2005. We do not anticipate any material specific capital need for 2005. However, we will continue to assess our capital requirements.

Downstream

Under our acquisition agreement of BP Papua New Guinea Limited in 2004, we agreed to finalize payment of the acquisition of $12.3 million in March 2005. This payment was made on March 1, 2005. In addition to this payment, an amount of $4.32 million (PGK$13.5 million) representing retained earnings in 2003 were also paid to BP in March 2005. This amount was previously allocated as dividends payable by InterOil Products Limited. We are in negotiations with Shell for the acquisition of their wholesale distribution assets in Papua New Guinea and expect to close this acquisition in mid-year 2005. We believe the acquisition would require a capital payment of $2.8 million.

Contractual Obligations and Commitments

The following table contains information on payments for contracted obligations we have over the next five years and it should be read in conjunction with our financial statements and the notes thereof.

                                                                   Payment due by period
--------------------------------------------------------------------------------------------------------------------------
                                                        Less than 1                                           More than 5
Contractual obligations                      Total             year       1 - 3 years       3 - 5 years             years
--------------------------------- ----------------- ---------------- ----------------- ----------------- -----------------
Long-Term Debt Obligations             $85,000,000       $9,000,000       $18,000,000       $18,000,000       $40,000,000
--------------------------------- ----------------- ---------------- ----------------- ----------------- -----------------
Indirect Participation
Interests (1)                           $6,885,000       $3,442,500        $3,442,500               nil               nil
--------------------------------- ----------------- ---------------- ----------------- ----------------- -----------------
BP Services Agreement(2)                $1,000,000       $1,000,000               nil               nil               nil
--------------------------------- ----------------- ---------------- ----------------- ----------------- -----------------
Unsecured loan (3)                     $20,000,000              nil       $20,000,000               nil               nil
--------------------------------- ----------------- ---------------- ----------------- ----------------- -----------------
Purchase obligations (4)                $5,000,000       $1,000,000        $2,000,000        $2,000,000               nil
--------------------------------- ----------------- ---------------- ----------------- ----------------- -----------------
Operating leases                          $300,000         $300,000               nil               nil               nil
--------------------------------- ----------------- ---------------- ----------------- ----------------- -----------------
Petroleum Prospecting and
Retention Licenses(5)                   $8,233,937              nil        $8,233,937               nil               nil
--------------------------------- ----------------- ---------------- ----------------- ----------------- -----------------
TOTAL                                 $126,418,937      $14,742,500       $51,676,437       $20,000,000       $40,000,000
--------------------------------- ----------------- ---------------- ----------------- ----------------- -----------------

Notes
(1) The Indirect Participation Interest terms provide for various conversion options. The amount provided is the maximum amount that can be converted to debt and differs to the amount presented in the March 31, 2005 Consolidated Balance Sheet due to conversion requirements into our fully paid common shares.

(2)     Management service agreement with BP which was paid in April 2005.

                                                            INTEROIL CORPORATION

(3) On January 28, 2005, we obtained a $20 million Term Loan Facility from Clarion Finanz AG of which a tranche of $10 million was received on January 31, 2005 and the balance of $10 million was received on February 25, 2005. The loan has an interest rate equal to 5% per annum payable quarterly in arrears, and includes a 1% arrangement fee of the face amount. The term of the loan is fifteen months from the disbursement dates, and is repayable at any time prior to expiry with no penalty.

(4) Arises from management fees payable under the 5 year refinery facilities and management contract.

(5) Amount necessary for the next 2 years under the work program to maintain our exploration licenses.

Our Material Contracts

Date                                       Description                             Parties
------------------------------------------ --------------------------------------- ---------------------------------------
February 25, 2005                          Indirect Participation Interest         InterOil Corporation and the
                                           Agreement                               investors signatory thereto
------------------------------------------ --------------------------------------- ---------------------------------------
July 31, 2004                              Purchase and Sale Agreement             InterOil Corporation and Shell
                                                                                   Overseas Holdings Limited
------------------------------------------ --------------------------------------- ---------------------------------------
March 10, 2004                             Share Sale Agreement                    InterOil Corporation, SPI
                                                                                   Distribution Limited, Gas Tank
                                                                                   Nederland B.V. and BP Papua New
                                                                                   Guinea Limited
------------------------------------------ --------------------------------------- ---------------------------------------
November 9, 2003                           Facilities Management Contract          InterOil Limited and Petrofac Niugini
                                                                                   Limited
------------------------------------------ --------------------------------------- ---------------------------------------
March 26, 2002                             Engineering Procurement and             InterOil Limited and Clough Niugini
                                           Construction Contract                   Limited
------------------------------------------ --------------------------------------- ---------------------------------------
December 21, 2001                          Crude Supply Agency and Sales           EP InterOil, Ltd. and BP Singapore
                                           Agreement                               Pte Limited
------------------------------------------ --------------------------------------- ---------------------------------------
April 9, 2001                              Domestic Sales Agreement                InterOil Limited and Shell Papua New
                                                                                   Guinea Limited
------------------------------------------ --------------------------------------- ---------------------------------------
March 26, 2001                             Export Marketing and Shipping           EP InterOil, Ltd. and Shell
                                           Agreement                               International Eastern Trading Company
------------------------------------------ --------------------------------------- ---------------------------------------
February 8, 2001                           Agreement for the Sale and Purchase     EP InterOil, Ltd. and Shell
                                           of Naphtha                              International Eastern Trading Company
------------------------------------------ --------------------------------------- ---------------------------------------
May 29, 1997                               Refinery State Project Agreement        InterOil Limited and EP InterOil,
                                                                                   Ltd. and The Independent State of
                                                                                   Papua New Guinea
------------------------------------------ --------------------------------------- ---------------------------------------

Off Balance Sheet Arrangements

At March 31, 2005 and 2004, we did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

SHARE CAPITAL

Our authorized share capital consists of an unlimited number of common shares with no par value. As of March 31, 2005 we had 28,492,761 common shares outstanding with 30,367,689 diluted common shares.

                                                            INTEROIL CORPORATION

         Share Capital                                                    Number of Shares
         ---------------------------------------------------------        -----------------
         Balance, January 1, 2002                                               20,186,870
         ---------------------------------------------------------        -----------------
         Shares issued for cash                                                    399,073
         ---------------------------------------------------------        -----------------
         BALANCE, DECEMBER 31, 2002                                             20,585,943
         ---------------------------------------------------------        -----------------
         Shares issued for cash                                                  3,817,500
         ---------------------------------------------------------        -----------------
         Shares issued for debt                                                     31,240
         ---------------------------------------------------------        -----------------
         Shares issued on exercise of options                                      381,278
         ---------------------------------------------------------        -----------------
         BALANCE, DECEMBER 31, 2003                                             24,815,961
         ---------------------------------------------------------        -----------------
         Shares issued for debt                                                  3,184,828
         ---------------------------------------------------------        -----------------
         Shares issued on exercise of options                                      310,095
         ---------------------------------------------------------        -----------------
         BALANCE, DECEMBER 31, 2004                                             28,310,884
         ---------------------------------------------------------        -----------------
         Shares issued on exercise of options (Jan-Mar 31, 2005)                   162,709
         ---------------------------------------------------------        -----------------
         Shares issued on exercise of warrants (Jan-Mar 31 2005)                    19,168
         ---------------------------------------------------------        -----------------
         BALANCE, MARCH 31, 2005                                                28,492,761
         ---------------------------------------------------------        -----------------
         Remaining stock options authorized                                      1,529,681
         ---------------------------------------------------------        -----------------
         Remaining warrants issued                                                 340,247
         ---------------------------------------------------------        -----------------
         Other                                                                       5,000
         ---------------------------------------------------------        -----------------
         DILUTED MARCH 31, 2005 (1)                                             30,367,689
         ---------------------------------------------------------        -----------------

Notes
(1) In 2003 and 2005, we sold indirect working participation interest in our exploration program. Investors have the right to convert, under certain circumstances, their interest to our common shares. If 100% of the investors choose to convert their interest, we would be required to issue an additional 3,961,639 common shares.

TRANSACTIONS WITH RELATED PARTIES

Amounts due to related parties of $633,751 (Dec 2004 - $1,056,251, March 2004 - $1,267,501) represents monies owed for barges owned by SPI E&P Corporation to PIE which acts as a sponsor of our oil refinery project. PIE is controlled by Phil E Mulacek, an officer and director of InterOil. During the period, $422,500 of the loan to PIE was repaid. The loan has interest charged at a rate of 5.75% (December 2004 - 5.75%), per annum on a facility provided by Wells Fargo Inc. During the three months ended March 31, 2005 we incurred total interest to PIE amounting to $9,376 (December 2004 - $246,745, March 2004 - $18,924). SPI does not have a Board of Directors. Instead, its articles of association provide for the business and affairs of SPI to be managed by a general manager appointed by the shareholders of SPI and it is the US sponsor under the Overseas Private Investment Corporation (OPIC), an agency of the US Government, loan. PIE has been appointed as the general manager of SPI. Under the laws of the Commonwealth of The Bahamas, the general manager exercises all powers which would typically be exercised by a Board of Directors, being those which are not required by laws or by SPI's constituting documents to be exercised by the members (shareholders) of SPI. During the three months ended March 31, 2005, $37,500 (December 2004 - $150,410, March 2004 - $37,500) was expensed for the sponsor's (PIE) legal, accounting and reporting costs. This amount was included in accounts payable and accrued liabilities at March 31, 2005.

Breckland Limited provides technical and advisory services to us and/or our subsidiaries on normal commercial terms. This party is related by virtue of Roger Grundy being a director of both Breckland Limited and InterOil. Amounts paid or payable to Breckland during the year amounted to $64,019 (December 2004
- $120,426, March 2004 - $nil).

The services of certain executive officers and senior management of our company are provided under a management services agreement with Direct Employment Services Corp. ("DESC"). DESC is a U.S. private company administered by executive officers of our company and which was established for the purposes of providing not for fee services to us. During the three months ended March 31, 2005 DESC was paid $150,616 (Dec 2004 - $708,104, March 2004 - $164,381).

Amounts due to Directors at March 31, 2005 totaled $30,500 for Directors fees (December 2004 - $61,000) and $320,000 accrued in previous periods for Executive Directors bonuses (2004 - $320,000). These amounts are included in accounts payable and accrued liabilities.

                                                            INTEROIL CORPORATION

FINANCIAL AND DERIVATIVE INSTRUMENTS

With the exception of cash and cash equivalents and short term investments, all financial assets are non interest bearing. Cash and cash equivalents earned average interest rates of 1.98% per annum (2004 - 1.6%).

TEMPORARY INVESTMENTS
---------------------------------------------------       -----------       -----------
Three months ended March 31,                                  2005             2004
---------------------------------------------------       -----------       -----------
Cash deposit on working capital facility (1.98%)           28,540,932                --
---------------------------------------------------       -----------       ------------
Managed trust (1.5%)                                               --        17,880,059
---------------------------------------------------       -----------       ------------
 TOTAL                                                     28,540,932        17,880,059
---------------------------------------------------       -----------       ------------

Cash held as deposit on the working capital facility supports our working capital facility with BNP Paribas. The balance is initially based on 20% of the outstanding balance of the facility subject to fluctuations or variations in inventories and accounts receivables.

Credit risk is minimized as all cash amounts and certificate of deposit are held with large banks which have acceptable credit ratings determined by a recognized rating agency.

The carrying values of cash and cash equivalents, trade receivables, all other assets, accounts payable and accrued liabilities, short and long term debt and amounts due to related parties approximate fair values due to the short term maturities of these instruments.

Foreign currency hedge contracts

We had no outstanding foreign currency forward contracts at March 31, 2005 and 2004.

Commodity hedge contracts

We use derivative commodity instruments to manage exposure to price volatility on a portion of its refined product.

There were no outstanding commodity hedge contracts outstanding at March 31, 2005 and 2004.

CRITICAL ACCOUNTING ESTIMATES

Certain of our accounting policies require that we make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. For a discussion about those accounting policies, please refer to our Management's Discussion and Analysis for the year ended December 31, 2004 available at www.sedar.com.

NEW ACCOUNTING STANDARDS

For a discussion of the new accounting standards considered by the company in 2005, please refer to our Management's Discussion and Analysis for the year ended December 31, 2004 available at www.sedar.com.

                                                            INTEROIL CORPORATION

PUBLIC SECURITIES FILINGS

You may access additional information about us, including our Annual Information Form, which is filed with the Canadian Securities Administrators at www.sedar.com and the Form 40-F, which is filed with the United States Securities and Exchange Commission at www.sec.gov.


                                                            INTEROIL CORPORATION
                                                                   PAGE 22 OF 22